

December 20, 2010

Vaughn R. Cook
Chief Executive Officer
ZYTO Corp
387 South 520 West, Suite 200
Lindon, Utah 84042

> **Re:** **ZYTO Corp**
> **Registration Statement on Form 10-12G**
> **Amended December 3, 2010**
> **File No. 000-54170**

Dear Dr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that this filing will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

Zyto Technology, page 5

2.   We note your revised disclosure in the sixth paragraph on page 7 in response to prior comment 2; however, your disclosure does not explain how the linking process operates. We therefore reissue prior comment 2 exclusive of the second bullet point.

3.   We note your revised disclosure on page 8 indicating that the Tower outputs an electromagnetic non-radiating wave. With a view to possible disclosure, please tell us:
    - whether and how electromagnetic non-radiating wave output from the Tower is measured;
    - whether the technology is subject to Federal Communications Commission regulation; and
    - whether there are any health or environmental safety concerns with this technology.

4.   We note your revised disclosure on page 8 in response to prior comment 4. Please revise to explain the meaning of the term "GSR."

FDA Approval and Regulation, page 8

5.   We note your revised disclosure on page 9 in response to prior comment 5 that you do not have written or verbal consents from Ms. Hawker or Underwriters Laboratories to use their correspondence in your filing. With a view toward disclosure, please tell us whether you sought the consent of either of these sources to include their correspondence. Further, tell us how you have ensured that the opinions expressed in the correspondence reflect the present views of the experts cited. In this regard, Exhibit 99.1 indicates that the e-mail from Ms. Hawker is dated February 27, 2006, and therefore is nearly four years old. To the extent that you continue to reproduce the correspondence in your disclosure, we may have additional comment.

Item 5. Directors and Executive Officers, page 45

6.   We note your response to prior comment 5. It does not appear that you have provided disclosure concerning Messrs. Nielsen and Miner and Ms. Clark pursuant to Item 401 of Regulation S-K. We therefore reissue the comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Mary Beth Breslin, Senior Attorney, at 202-551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dave Evans, Esq.— Kirton & McConkie, PC